Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

      In connection with the Annual Report on Form 10-K of S&W Seed Company (the "Company") for the fiscal year ended June 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Matthew K. Szot, Vice President Finance and Chief Financial Officer of the Company, certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350, that to my knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 780(d)); and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 26, 2011   /s/ Matthew K. Szot

                                                Matthew K. Szot
                                                Vice President Finance and
                                                  Chief Financial Officer
                                                  (Principal Financial and Accounting Officer)